FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 04, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

July 04, 2006

On June 30, OAO Tatneft issued the following press-release:

           Annual Shareholders Meeting of OAO Tatneft for 2005

Annual shareholders meeting of OAO Tatneft (the "Company") for 2005 was held on June 30, 2006, in Almetyevsk, Tatarstan.

Shareholders elected a new Board of Directors of the Company.  The following directors were elected:

                     Rustam Nurgalievich Minnikhanov*  Prime Minister of the Republic of Tatarstan
                    Shafagat Fahrazovich Takhautdinov  General Director of OAO Tatneft
                          Radik Raufovich Gaizatullin  Finance Minister of the Republic of Tatarstan
                                       Sushovan Ghosh  Managing Director of SGI Group Ltd.
                       Nail Gabdulbarievich Ibragimov  First Deputy General Director of Production of OAO Tatneft,
                                                       Chief Engineer
                            Rais Salikhovich Khisamov  Deputy General Director of OAO Tatneft, Chief Geologist
                      Vladimir Pavlovich Lavushchenko  Deputy General Director of Economics of OAO Tatneft
                              Nail Ulfatovich Maganov  First Deputy General Director of OAO Tatneft, Head of Oil and
                                                       Refined Products Sales Department
                          Renat Halliulovich Muslimov  State Counsel to the President of the Republic of Tatarstan
                             Renat Kasimovich Sabirov  Head of Oil, Gas and Chemical Complex Department of the
                                                       Government of the Republic of Tatarstan
                             Valery Yurievich Sorokin  General Director of Svyazinvestneftekhim
                           Mirgazian Zakievich Taziev  Head of the Almetievneft NGDU of OAO Tatneft
                            Valery Pavlovich Vasiliev  Minister of Land and Property Relations of the Republic of
                                                       Tatarstan
                      Maria Leonidovna Voskresenskaya  Director of Brentcross Ltd.
                                David William Waygood  Director of Waygood Limited

Shareholders also elected the following members of the Revision Committee of the Company:

                         Marat Mikhailovich Afanasiev  Head of Department at the Ministry of Finance of the Republic
                                                       of Tatarstan, appointed as a representative of the Government of the Republic of Tatartsan
                       Ferdinand Renatovich Galiullin  Chief Accountant of the Dzhalilneft NGDU of OAO Tatneft
                          Venera Gibadullovna Kuzmina  Economist of normative research station of OAO Tatneft
                                Nikolai Kuzmich Lapin  Head of Control and Audit Department of OAO Tatneft
                         Marsel Masgutovich Muradymov  Chief Accountant of the Yamashneft NGDU of OAO Tatneft
                          Peter Nikolaevich Paramonov  Chief Accountant of the Irkenneft NGDU of OAO Tatneft
                       Lilya Rafaelovna Rakhimzyanova  Head of the Oil Production Section with the Ministry of
                                                       Economy and Industry of the Republic of Tatarstan
                           Àlfiya Àzgarovna Sinegaeva  Deputy Head for Economics of Almetyevsk Department for Oil
                                                       Enhanced Recovery and Capital Repair of Oil Wells of OAO
                                                       Tatneft
                          Tamara Milchailovna Vilkova  Deputy Chief Accountant of OAO Tatneft, Deputy Head of the
                                                       Accounting Department of OAO Tatneft

Upon consideration of the results of 2005, shareholders approved the following dividends in cash for 2005:

preferred shares: 100% of the nominal value, i.e., one Ruble per share;
common shares: 100% of the nominal value, i.e., one Ruble per share (which is 10% higher than last year).

The dividends shall be paid from July 1 through December 31, 2006.

Shareholders approved Energy Consulting/Audit as an auditor of the Company for the statutory audit for 2006 under Russian accounting standards.

After the shareholders meeting, the Board of Director of the Company held its first meeting on which Rustam Minnikhanov, the Prime
Minister of the Republic of Tatarstan, was elected as the Chairman of the Board

Forward-looking statements:  This announcement may contain certain forward-looking statements of OAO Tatneft.  OAO Tatneft does not guarantee occurrence of any events mentioned in such statements as well as term of their occurrence.

_
*        Appointed to the Board of Directors pursuant to the exercise of the Golden Share rights of the Tatarstan Government.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   July 04, 2006